SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One):

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.

For the fiscal year ended December 30, 2000.

or

_______ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE                        ACT OF 1934.

For the transition period from _________ to ________________.

Commission File number 333-87529

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

Dominion Resources, Inc.
Employee Savings Plan

B.     Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:

DOMINION RESOURCES, INC.
120 Tredegar Street
Richmond, VA 23219

DOMINION RESOURCES, INC.
EMPLOYEE SAVINGS PLAN
FINANCIAL STATEMENTS
TABLE OF CONTENTS

Pages
Independent Auditors' Report	2
Financial Statements:
Statements of Net Assets Available for Benefits as of December 30, 2000 and December 31, 1999	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 30, 2000	4
Notes to Financial Statements	5-12
Supplemental Schedules as of and for the year ended December 30, 2000
Schedule H, Item 4(j) - Schedule of Assets Held for Investment Purposes	13
Schedule H, Item 4(j) Schedule of Reportable Transactions	14

INDEPENDENT AUDITORS' REPORT

To the Organization, Compensation, and Nominating Committee of the
Board of Directors of Dominion Resources, Inc.

We have audited the accompanying financial statements of the Dominion Resources, Inc. Employee Savings Plan (the Plan) as of December 30, 2000 and December 31, 1999 and for the year ended December 30, 2000, listed in the Table of Contents on Page 1. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the plan as of December 30, 2000 and December 31, 1999, and the changes in net assets available for benefits for the year ended December 30, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules listed in the Table of Contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche, LLP

Richmond, Virginia
June 25, 2001

DOMINION RESOURCES, INC. EMPLOYEE SAVINGS PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 30,	December 31,
	2000	1999
ASSETS
Investments	$1,225,070,498	$572,470,440
Receivables:
Income and other	1,161,518	356,575
Securities Sold	--	331,105
Total Receivables	1,161,518	687,680
Cash	--	123,181
Total Assets	1,226,232,016	573,281,301
LIABILITIES
Administrative Expenses Payable	798,507	--
Payables for Investments Purchased	568,281	4,129,748
Total Liabilities	1,366,788	4,129,748
Net Assets Available for Benefits	$1,224,865,228	$569,151,553

The accompanying notes are an integral part of the financial statements.

DOMINION RESOURCES, INC. EMPLOYEE SAVINGS PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 30, 2000
Additions: Investment income:
Net appreciation in fair value of investments	$ 132,354,865
Dividends	17,593,225
Income from Master Trust	109,907
Interest	5,326,119

Total investment income	155,384,116
Contributions:
Participants	24,857,986
Participating companies	8,320,099
Total additions	188,562,201
Deductions:
Benefits paid to participants	68,195,415
Administrative expenses	377,416
Total deductions	68,572,831
Net increase in net assets before transfers	119,989,370
Net transfer of participants' assets to the Plan from other plans	535,724,305
Net assets available for benefits:
Beginning of year	569,151,553
End of year	$1,224,865,228

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The following description of the Dominion Resources, Inc. Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

a. GENERAL - The Plan is a defined contribution plan covering all full-time salaried employees of the Participating Companies (see Note 1.d) who have six months of service and are age 18 or older. Virginia Electric and Power Company (the Company), a wholly owned subsidiary of Dominion Resources, Inc. (Dominion) is the designated Plan sponsor, fiduciary and administrator. Mellon Bank serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

b. CONTRIBUTIONS -A maximum of 20% of the participant's eligible earnings and 10% of highly compensated employee's eligible earnings can be invested in the Plan. Of the 20%, up to 15% can be invested on a tax-deferred basis. The Company contributes a matching amount equivalent to 50% of each participant's contributions, not to exceed 3% of the participant's eligible earnings, which is used to purchase Dominion common stock. Contributions are subject to certain Internal Revenue Code limitations.

c. PARTICIPANT ACCOUNTS - Individual accounts are maintained for each Plan participant. Each participant's account includes the effect of the participant's contributions and withdrawals, as applicable, and allocations of the Company's contributions, Plan earnings, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

d. PARTICIPANTS - Any subsidiary of Dominion may adopt the Plan for the benefit of its qualified salaried employees subject to approval of the Board of Directors.

e. VESTING - Participants become vested in their own contributions and the earnings on these amounts immediately, and in the participating companies' matching contributions and earnings after three years of service. Matching contributions vest immediately for participants aged 55 or older. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Participating Companies' contributions.

f. INVESTMENT OPTIONS

Employee Contributions: Upon enrollment in the Plan, a participant may direct employee contributions in any option (except the loan fund) in 1% increments totaling to 100%. Changes in investment options may be made at any time and become effective with the subsequent pay period. Participants can make unlimited transfers among existing funds. The Plan provides for employee contributions to be invested in the following:

(1) Common Stock:

Dominion Resources, Inc. (Dominion) Common Stock Fund - All investments are in Dominion Common Stock or cash equivalent investments for partial shares.

(2) Interest in Certus Stable Value Fund Master Trust:

Certus Stable Value Fund - The fund invests in investment contracts of insurance companies and commercial banks and U.S. Government or agency backed bonds.

(3) Mutual Funds:

Premier Managed Income Fund - The fund invests primarily in investment-grade corporate and U.S. Government obligations having maturities of 10 years or less.

Dreyfus Premier Balanced Fund - The fund invests in common stocks and bonds in proportions consistent with expected returns and risks as determined by the fund's managers. The fund's neutral allocation is 60% to common stocks and 40% to bonds.

MAS Mid Cap Value Portfolio - The fund invests in equity securities of medium sized companies that demonstrate valuation characteristics that are attractive to the fund's managers.

Warburg Pincus Emerging Growth Fund - The fund invests in equity securities of primarily domestic emerging growth companies.

Templeton Foreign Fund - The fund invests primarily in equity and debt securities of companies and governments outside the U.S.

(4) Common/Collective Trust:

Mellon EB Daily Liquidity Index Fund - The fund invests primarily in the 500 stocks of the S&P 500 Index.

Effective December 30, 2000, participant investments in the various investment options were transferred to new investment options in order to accommodate the merger of the Plan with the CNG System Thrift Plan and the Dominion Subsidiary Savings Plan. Participants were notified of the transactions as follows:

Dreyfus Premier Managed Income Fund- transferred to the Intermediate Bond Fund

Dreyfus Premier Balanced Fund- transferred to the Moderate Balanced Fund

MAS Mid Cap Value Portfolio - transferred to the Small Cap Value Fund

Warburg Pincus Emerging Growth Fund - transferred to the Small Cap Growth Fund

Templeton Foreign Fund- transferred to the International Equity Fund

See Note 10 for additional information.

Company contributions: Company matching contributions are automatically contributed into the Dominion Common Stock fund. However, participants who are under age 50 may transfer 50% of the value of their Company Match Account into another investment option, while participants who are age 50 and over may transfer 100% of the value of the Company Match Account.

g. PARTICIPANT LOANS - Participants are eligible to secure loans against their plan account and repay the amount over a one to five-year period. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of:

* 50% of the vested account balance or

* $50,000 (reduced by the maximum outstanding loan balance during the prior 12 months).

Loan transactions are treated as a transfer between the respective investment fund and the loan fund. The loans are interest bearing at one percentage point above the prime rate of interest. The rate is determined every quarter; however, the rate is fixed at the inception of the loan for the life of the loan.

Participants make repayments to the Plan on a monthly basis. Any defaults in loans result in a reclassification of the remaining loan balances as taxable distributions to the participants.

h. PAYMENTS OF BENEFITS - Distributions from the Plan are recorded on the valuation date when a participant's valid withdrawal request is processed by the recordkeeper. On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or defer the payment to a future time no later than the year in which the participant attains age 70 1/2. There were no amounts payable to participants at December 30, 2000 and December 31, 1999.

i. FLEXIBLE DIVIDEND OPTION - Participants are given the choice of (1) receiving cash dividends paid on vested shares held in their Dominion Common Stock Fund or (2) reinvesting the dividends in the fund.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. BASIS OF ACCOUNTING - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

b. VALUATION OF INVESTMENTS:

(1) Dominion Common Stock Fund - The investments of the Stock Fund are stated at fair value based on the closing sales prices reported on the New York Stock Exchange on the last business day of the year.

(2) Mutual Funds - Investments in mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end.

(3) Common/Collective Trusts - Investments in common/collective trust funds (funds) are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the bank sponsoring such funds by dividing the fund's net assets by its units outstanding at the valuation dates.

(4) Investment in Certus Stable Value Fund Master Trust - The fund invests primarily in guaranteed investment contracts, which are valued at contract value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses.

c. INVESTMENT INCOME - Dividend income is recognized on the ex-dividend date.

d. EXPENSES - The Plan's expenses are accrued as incurred and paid by the Plan, as provided by the Plan document.

e. USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein. Actual results could differ from those estimates.

f. CONCENTRATION OF INVESTMENTS - Included in the Plan's net assets available for benefits at December 30, 2000 and December 31, 1999, are investments in Dominion Common Stock amounting to $500 million and $228 million, respectively, whose value could be subject to change based upon market conditions.

g. RECENTLY ISSUED ACCOUNTING STANDARD - FASB 133-The Plan adopted the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by Statements of Financial Accounting Standards No. 137, Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133, and No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, and as interpreted by the FASB and the Derivatives Implementation Group through "Statement 133 Implementation Issues," as of October 1, 2000. Derivative instruments (if any) held by the Plan are presented at estimated fair value on the Statements of Net Assets.

3. INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets available for benefits:

	2000	1999
Dominion Common Stock	$294,363,329*	$127,023,631*
Dominion Common Stock	205,794,788	100,656,136
Interest in Certus Stable Value Master Trust	285,782,160	67,344,410
Dreyfus Premier Balanced Fund	--	49,202,009
Mellon S&P 500 Index Daily Fund	169,940,232	132,690,090
Warburg Pincus Emerging Growth Fund	--	38,169,120

* Nonparticipant-directed

During 2000, the Plan's investments (including gains and losses on investment bought and sold, as well as held during the year) appreciated in value by $ 132,354,865 as follows:

Investments at Fair Value:

Mutual Funds	$(7,206,847)
Common Stock	152,598,102
Investments at Estimated Fair Value:
Common/Collective Trust Funds	(13,036,390)
$132,354,865

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 30,	December 31,
	2000	1999
Net Assets:
Investments :
Dominion Common Stock	$294,363,329	$127,023,631
Common/Collective Trusts	289,267	2,160,209
Total Investments	294,652,596	129,183,840
Receivables:
Interest	3,707	4,299
Securities Sold	0	115,706
Total Receivables	3,707	120,005
Cash	0	0
Total Assets	294,656,303	129,303,845
Liabilities - Payables for Investments Purchased	341,623	2,228,518
Net Assets Available for Benefits	$294,314,680	$127,075,327

Year Ended December 30, 2000
Changes in Net Assets:
Net appreciation in fair value of investments	$ 116,947,178
Dividend income	7,949,577
Interest	57,406
Contributions	8,320,099
Benefits paid to participants	(13,814,688)
Administrative expenses	(50,320)
Transfers to participant-directed investments	(5,724,461)
Transfers of participants' assets from other plans Net decrease	53,554,562 $ 167,239,353

5. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of any termination of the Plan, or upon complete or partial discontinuance of contributions, the accounts of each affected participant shall become fully vested.

6.        RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds or common collective funds managed by investment management companies directly or indirectly owned by Mellon Bank, NA. Mellon Bank, NA is the trustee as defined by the Plan and therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for these investment management services amounted to $30,897 for the year ended December 30, 2000.

7. PLAN INTEREST IN THE DOMINION AND CNG MASTER TRUSTS

Dominion Master Trust - The Plan's investments are in a Master Trust which was established for the investment of assets for the Plan and other Company sponsored plans (the Virginia Power Hourly Employee Savings Plan and the Dominion Subsidiary Savings Plan). The assets of the Master Trust are held by Mellon Bank. As of December 30, 2000 and December 31, 1999, the assets of the Master Trust were separately maintained by each Company sponsored plan, with the exception of the Certus Stable Value Fund (Certus Fund) and the Large Cap Growth Fund.

Certus Stable Value Fund: As of December 30, 2000 and December 31, 1999, the Plan's interest in the net assets of the Certus Fund-Dominion Master Trust was approximately 76% and 75%, respectively. Investment income and administrative expenses relating to the Certus Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The following table presents the value of the undivided investments (and related investment income) in the Certus Stable Value Fund- Dominion Master Trust:
		December 30, December 31,
	2000	1999
Guaranteed Investment Contracts (contract value)	$88,700,680	$87,826,074
Short-term Investment Fund (estimated fair value)	14,673,692	2,975,590
Interest Receivable	31,359	--
Total	$103,405,731	$90,801,664
Investment income for the Certus Stable Value
Fund is as follows:	2000	1999
Interest	$6,159,222	$5,190,027
Less investment expenses	(223,193)	(194,858)
Total	$5,936,029	$4,995,169

The aggregate fair value of the investment contracts and short-term investments of the Fund at December 30, 2000 and December 31, 1999 was $104,896,096 and $89,271,133 respectively. The average yield of assets on December 30, 2000 and December 31, 1999 are estimated at 6.66% and 6.45%, respectively. Average duration of investment contracts within the Fund was 2.31 years at December 30, 2000 and 2.92 years at December 31, 1999. The crediting interest rates used to determine fair value for the contracts as of December 30, 2000 ranged from 6.00% to 6.31%.

Large Cap Growth Fund: Effective December 30, 2000, participant investments in the various investment options were transferred to new investment options in order to accommodate the merger of the Plan with the CNG System Thrift Plan and the Dominion Subsidiary Savings Plan. Assets

transferred from the CNG System Plan that had been invested in the Diversified Equity Fund were invested in the Large Cap Growth Fund, a separately managed investment fund established on December 30, 2000. As of December 30, 2000, the fair market value of the assets of the Large Cap Growth Fund was $41,570,063, 100% of which was owned by the Plan.

CNG Master Trust - Also effective December 30, 2000, assets were transferred from the CNG System Plan that were invested in the Fixed Investment Stable Value fund investment option (a separately managed account within the CNG Master Trust). As of December 30, 2000, the Plan's interest in the net assets of the CNG Master Trust was approximately 51% , it's only investment being a 55% interest in the Stable Value Fund.

The following table presents the value of the undivided investments (and related investment income) in the CNG Master Trust for the period ending December 30, 2000.
	December 30, 2000	June 30, 2000

Diversified Equity Fund	$19,822,368	$81,833,579
Fixed Investment Stable Value Fund	379,797,483	457,378,420
Short-Term Money Market Fund	4,743,176	5,748,098
Total	$ 404,363,027	$ 544,960,097
Interest	$13,397,457	$23,074,768
Dividends	411,926	12,629,671
Net appreciation in fair value
of investments	(5,064,609)	50,562,484
Total	$ 8,744,774	$ 86,266,923

Fixed Investment Stable Value Fund: The aggregate fair value of the investment contracts and short-term investments of the Stable Value Investment Fund at December 30, 2000 and June 30, 2000 was $379,110,329 and $457,378,420 respectively. The average yield of assets on December 30, 2000 and June 30, 2000 are estimated at 6.78% and 6.55%, respectively. Average duration of investment contracts within the Fund was 2.88% at December 30, 2000. The crediting interest rates used to determine fair value for the contracts as of December 30, 2000 ranged from 6.00% to 6.31%.

8. FEDERAL INCOME TAX STATUS

The Plan is a qualified employees' profit sharing trust and employee stock ownership plan under Sections 401(a), 401(k) and 404(k) of the Internal Revenue Code and, as such, is exempt from Federal income taxes under Section 501(a). Pursuant to Section 402(a) of the Internal Revenue Code, a participant is not taxed on the income and pretax contributions allocated to the participant's account until such time as the participant or the participant's beneficiaries receive distributions from the Plan.

The Plan obtained its latest determination letter on November 9, 1993, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is currently designed and operating in compliance with the applicable requirements of the Internal Revenue Code.

9. MERGER OF CNG AND DOMINION

During 2000, the Plan was amended to allow the Trustee, Mellon Bank, to solicit elections from participants with respect to the Company stock allocated to their Plan accounts. This amendment was made in anticipation of the merger of Dominion Resources, Inc. with Consolidated Natural Gas. The merger agreement called for a two-step merger process. The first step, the First Merger, allowed shareholders of Dominion common stock to elect to exchange their sold shares for cash (at $43 per share), new Dominion shares or a combination of cash and shares. The second step, the Second Merger, allowed shareholders of CNG common stock to elect to exchange their old shares for cash or new Dominion shares (at a prescribed formula) or a combination of cash and shares.

As directed Trustee, Mellon Bank solicited elections from participants with respect to shares of stock allocated to their accounts. The merger was finalized on January 28, 2000 and results were posted to participants' accounts on February 14, 2000.

10. PLAN MERGER

On October 20, 2000, the Board of Directors put forth a resolution stating that the Dominion Subsidiary Savings Plan and the CNG System Thrift Plan would be merged with the Plan. On December 30, 2000, assets were transferred to the Dominion Resources, Inc. Employee Savings Plan representing the account balances of all participants in the CNG System Thrift Plan and the qualified salaried employees of the Dominion Subsidiary Savings Plan. Additionally, the Board approved a resolution to amend the Plan to change the plan year to a December 30 plan year-end.

Effective December 31, 2000, the plan was renamed the Dominion Salaried Savings Plan. New and/or additional investment options were offered to participants in the Plan. The investment options available effective December 31, 2000 are as follows:

Stable Value Fund
Intermediate Bond Fund
Conservative Balanced Fund
Moderate Balanced Fund
Growth Balanced Fund
S&P 500 Index Fund
Wilshire 4500 Index Fund
Large Cap Value Fund
Large Cap Growth Fund
Small Cap Value Fund
Small Cap Growth Fund
International Equity Fund
Real Estate Fund
Dominion Stock Fund

Investments held in funds no longer available as investment options were transferred to similar available investment options (as described in Note 1). Investment information, including the mapping to be applied to account investments, was provided to Plan participants in advance of the plan merger.

DOMINION RESOURCES, INC. EMPLOYEE SAVINGS PLAN SUPPLEMENTAL SCHEDULE AS OF DECEMBER 30, 2000 SCHEDULE H, Item 4(i): SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
Description	Cost	Current Value

Dominion Resources, Inc. Common Stock	$ 299,131,635	$ 500,158,117

Interest in Master Trust
Dresdner Large Cap Growth	41,570,062	41,570,062
Certus Stable Value Fund	285,782,160	285,782,160

	327,352,222	327,352,222

Common/Collective Trusts
EB Temporary Investment Fund	492,505	492,505
EB Daily Liquidity Fund	873,015	873,015
BSDT - Late Money Account	31,645	31,645
Pimco Intermediate Bond Fund	8,514,853	8,514,853
Capital Guardian Balanced - Aggressive Growth	14,695,244	16,633,324
Capital Guardian Balanced - Conservative	2,954,976	3,297,164
Capital Guardian Balanced- Moderate	52,293,787	55,098,699
Mellon S&P 500 Index Daily Fund	139,354,452	169,940,232

	219,210,477	254,881,437

Mutual Funds
Diversified Growth Fund	45,059,024	45,059,024
EuroPacific Growth Fund	30,567,584	30,567,584
U.S. Small Cap Fund	53,633,656	53,633,656

	129,260,264	129,260,264

Loans to Participants	13,418,458	13,418,458

Total Assets Held for Investment	$ 988,373,056	$1,225,070,498

DOMINION RESOURCES, INC.
EMPLOYEE SAVINGS PLAN
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 30, 2000
SCHEDULE H, ITEM 4(j): SCHEDULE OF REPORTABLE TRANSACTIONS
Single Transactions in Excess of Five Percent of Plan Assets

There are no reportable transactions.

Series of Transactions in Excess of Five Percent of Plan Assets

Shares/ Par Value	Security Description	Transaction Expense	Cost of Purchases	Proceeds From Sales	Costs of Assets Disposed	Gain/ Loss
1,228,990.00	Dominion Res. Inc. Common Stock*	$ -	$51,590,786.19	$ -	$ _	$ -
451,675.00	Dominion Res. Inc. Common Stock*	$ -	$ -	$19,856,298.95	$16,566,892.46	$3,289,406.49

* A party-in-interest as defined by ERISA